Exhibit 99.5
Carbon Revolution Public
Limited Company

Directors’ report and financial statements
Year ended June 30, 2023
Registered number: 607450

Carbon Revolution Public Limited Company
Directors’ report and financial statements

Carbon Revolution Public Limited Company
Directors’ report and financial statements
Directors and other information

Directors
Jake Dingle (appointed December 22, 2022, resigned March 19, 2025)
Rolando Ebuna (appointed December 22, 2022, resigned November 3, 2023)
Ronan Donohoe (appointed November 25, 2022, resigned November 3, 2023)
Andrew Lambe (appointed July 5, 2017, resigned November 25, 2022)
Robert A. Lutz, Chair of the board (appointed November 3, 2023)
Jacqueline Dedo (appointed November 3, 2023)
Burt Jordan (appointed November 3, 2023)
Chris Leary (appointed February 23, 2024)
Jonathan Magaziner (appointed February 23, 2024)
Matti Masanovich (appointed November 3, 2023)
Dale McKee (appointed November 3, 2023)
Donald Hampton, Jr. (appointed March 19, 2025)
James Campbell Douglas (appointed November 3, 2023, resigned February 21, 2024)
Lucia Estana Cade (appointed November 3, 2023, resigned February 21, 2024)
Mark William Bernhard (appointed November 3, 2023, resigned February 21, 2024)

Secretary	Bradwell Limited

Registered office	10 Earlsfort Terrace Dublin 2 D02 T380 Ireland

Independent auditor	KPMG 1 Stokes Place St. Stephen’s Green Dublin 2

Bankers	Nil

Solicitors	Arthur Cox LLP Ten Earlsfort Terrace Dublin 2 D02 T380 Ireland

Registered number	607450

Carbon Revolution Public Limited Company
Directors’ report
Directors’ Report for the Year Ended June 30, 2023
The directors present their annual report and the audited company financial statements Carbon Revolution plc (“the Company”) for the financial year ended 30 June 2023, which are set out on pages 12 to 23.
The directors have elected to prepare the consolidated financial statements of the Company financial statements in accordance with the Financial Reporting Standard 102, “The Financial Reporting Standard applicable in the UK and Ireland” (“FRS 102”), together with the Companies Act 2014. To the extent that the use of those principles in the preparation of the financial statements does not contravene any provision of the Act or of any regulations made thereunder. During the 2023 financial year Poppettell Merger Sub was incorporated in the Cayman Islands as a subsidiary of the Company. Pursuant to S301 of the Companies Act 2014, group financial statements have not been prepared as Poppettell Merger Sub is not material for the Company’s financial position as at June 30, 2023.
Basis of presentation
The accompanying Financial Statements include the accounts of Carbon Revolution plc, an Irish company, and its controlled subsidiary companies (collectively, the “Company”). In this Directors’ Report, we use the terms “Carbon Revolution,” “we,” the “Company,” “our” and “us” to refer to Carbon Revolution plc and its subsidiaries. All references to years, unless otherwise noted, refer to our fiscal year, which ended on June 30, 2023.
For example, a reference to “fiscal 2023” means the 12-month period that ended on June 30, 2023.
The Company Financial Statements include the statement of financial position of Carbon Revolution plc as of June 30, 2023, and the related statement profit and loss account and statements of comprehensive income, and the shareholders’ equity for the 12-months then ended.
Principal activities
The principal activities of the company acting as the holding company for the Carbon Revolution group of companies which undertake the manufacture and sale of carbon fiber wheels, as well as research and development projects relating to carbon fiber wheel technology.
Business review
The Company did not undertake any trading activities during the years ended June 30, 2023 and June 30, 2022 and held assets of €25,000 at June 30, 2023 and €100 at June 30, 2022.
Principal risks and uncertainties
As noted below (note 7 to the financial statements), subsequent to the end of the financial period, the Company acquired Carbon Revolution group, an Australian technology company in a merger arrangement, as a result of which, the Company became the parent of the Carbon Revolution group.
The directors consider that the following are the principal risk factors that could materially and adversely affect the Company’s future operating profits or financial position:
•	The Company is not yet profitable or cash flow positive. The Company will need to raise additional capital to continue operating, and it may not be able to do so.
•	The Company expects that it will need to refinance its long term debt, and may not be able to do so on acceptable terms, or at all.
•	It may take longer for the Company to become cash flow breakeven or reach profitability than anticipated (or it may never occur).
•	The Company could fail to meet the financial covenants under the New Debt Program (including the 2024 Amendments).
•
The terms of the OIC Financing impose obligations on us or restrict our ability to engage in some business activities, which could materially adversely affect our business, results of operations and financial condition.

Carbon Revolution Public Limited Company
Directors’ report (continued)
•
In the event of certain triggers under the Company’s Amended and Restated Memorandum and Articles of Association and the certificate of designation of the Class B Preferred Shares, holders of Preferred Shares will gain certain governance and control rights.

•	The Company has a limited operating history which does not provide a meaningful basis for investors to evaluate the business, financial performance and prospects.
•	The Company’s customers may not order wheels as expected.
•	Wheel programs warranting further expansion to a low cost manufacturing location may not be awarded or may not be awarded for the expected volumes or level of returns.
•	Wheel programs may commence later than expected due to the design development and engineering phase taking longer than expected.
•
The margin received by the Company for its wheels may be lower than expected. Similarly, the Company may not recover engineering and development or tooling costs from its customers to the extent expected.

•
Due to industry standard contractual provisions which are favorable to the Company’s customers, the Company may be exposed to volatility in demand and changes to customer forecasts on short notice, resulting in disruption to the Company’s operations and supply chain and increased costs and lower margins. The Company may not be able to adjust its raw material supply orders on short notice to meet such demand, which may adversely affect the Company’s profitability, cash flow and operations.

Performance
The results of the Company for the year are set out in the Statements of Profit or Loss and Statement of Comprehensive Income on page 12 and in the related notes.
Dividends
There were no dividends during the 2023 or 2022 financial years.
Directors of the company
The directors, who held office at any time during the year, were as follows:
Jake Dingle (appointed December 22, 2022, resigned March 19, 2025)
Rolando Ebuna (appointed December 22, 2022, resigned November 3, 2023)
Ronan Donohoe (appointed November 25, 2022, resigned November 3, 2023)
Andrew Lambe (appointed July 5, 2017, resigned November 25, 2022)
Robert A. Lutz, Chair of the board (appointed November 3, 2023)
Jacqueline Dedo (appointed November 3, 2023)
Burt Jordan (appointed November 3, 2023)
Chris Leary (appointed February 23, 2024)
Jonathan Magaziner (appointed February 23, 2024)
Matti Masanovich (appointed November 3, 2023)
Dale McKee (appointed November 3, 2023)
Donald Hampton, Jr. (appointed March 19, 2025)
James Campbell Douglas (appointed November 3, 2023, resigned February 21, 2024)
Lucia Estana Cade (appointed November 3, 2023, resigned February 21, 2024)
Mark William Bernhard (appointed November 3, 2023, resigned February 21, 2024)
The directors and secretary who held office at 30 June, 2023 had nil interests in the ordinary shares of the company or other group companies (2022: 50 ordinary shares).
Political donations
The company did not make any political donations disclosable in accordance with the Electoral Act, 1997.

Carbon Revolution Public Limited Company
Directors’ report (continued)
Charitable donations
During the year the company made a charitable donation of €nil (2022: €nil).
Going Concern
The Company did not undertake any trading activities during the years ended June 30, 2023 and June 30, 2022 and held assets of €25,000 at June 30, 2023 and €100 at June 30, 2022. As noted below (in note 7 to the financial statements), subsequent to the end of the financial period, the Company acquired Carbon Revolution group, an Australian advanced manufacturing technology company in a merger arrangement, as a result of which, the Company became the parent of the Carbon Revolution group.
The Company post-merger business activities, together with the factors likely to affect its future development and position, are set out in within this report. The financial position of the company, and its cash flows, are presented in the primary statements on pages 12 to 15.
The directors, having assessed the cash flow forecasts for the Company believe that a material uncertainty exists that may cast significant doubt about the ability of the Company to continue as set out in Note 1.vii) in the Company financial statements.
On the basis of their assessment of the Company’s financial position and of the enquiries made between the directors of the Company, the Company continues to adopt the going concern basis of accounting in preparing the financial statements.
Events since the end of the financial year
The directors have not recommended a final dividend for 2023.
On November 3, 2023 (the “Closing Date”), Twin Ridge Capital Acquisition Corp., a Cayman Islands exempted company (“Twin Ridge”), Carbon Revolution PLC (formerly known as Poppetell Limited), a public limited company incorporated in Ireland with registered number 607450, Carbon Revolution Limited, an Australian proprietary limited company with Australian Company Number (ACN) 128 274 653 (formerly a public company listed on the Australian Securities Exchange and now named Carbon Revolution Pty Ltd) (“Carbon Revolution Limited”) and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of Carbon Revolution PLC (“MergerSub”), consummated the capital reorganization (the “Transaction”) pursuant to the terms of a Business Combination Agreement, dated November 29, 2022, as amended or supplemented from time to time, pursuant to which, among other things, Twin Ridge merged with and into MergerSub, with MergerSub surviving as a wholly-owned subsidiary of Carbon Revolution PLC, with shareholders of Twin Ridge receiving Ordinary Shares of Carbon Revolution PLC, par value US $0.0001 (“Ordinary Shares”), in exchange for their existing Twin Ridge ordinary shares and existing Twin Ridge warrant holders having their warrants automatically exchanged by Carbon Revolution PLC of the obligations under such warrants, including to become exercisable in respect of Ordinary Shares instead of Twin Ridge ordinary shares (the “Capital Reorganization”). In addition, Twin Ridge, Carbon Revolution Limited and Carbon Revolution PLC implemented a scheme of arrangement under Part 5.1 of the Australian Corporations Act 2001 (Cth) and a capital reduction under Part 2J.1 of the Corporations Act 2001 (Cth) in accordance with the Scheme Implementation Deed, dated as of November 30, 2022, as amended or supplemented from time to time (the “Scheme Implementation Deed”, which resulted in all shares of Carbon Revolution Limited being canceled in return for consideration, with Carbon Revolution Limited issuing one share to Carbon Revolution PLC (resulting in Carbon Revolution Limited becoming a wholly-owned subsidiary of Carbon Revolution PLC) and Carbon Revolution PLC issuing Ordinary Shares to the shareholders of Carbon Revolution Limited. In addition, Carbon Revolution PLC undertook a capital reduction under Irish law immediately after the issuance of ordinary shares to consummate the Transaction and issuance of preference shares to Orion Infrastructure Capital (“OIC”). The capital reduction was undertaken for no consideration to shareholders.
The details of the Transactions and other events affecting the Company which have taken place since the end of the financial year are given in Note 7 to the financial statements.

Carbon Revolution Public Limited Company
Directors’ report (continued)
Future developments
Pursuant to the Transactions as stated above, subject to unforeseen difficulties, the directors consider that the Company will then be in a better position to take advantage of market conditions. The directors expect the general level of activity of the Company to improve for the foreseeable future.
Audit committee
As required by section 167(3) of the Companies Act 2014, the directors confirm that the Company has established an audit committee.
Accounting records
The measures taken by the directors to ensure compliance with the requirements of section 281 to 285 of the Companies Act 2014 with regard to keeping of accounting records, are the employment of appropriately qualified accounting personnel and the maintenance of computerised accounting systems. The company accounting records are maintained at the company registered office at:
10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland
Subsidiaries
Information regarding subsidiaries is provided in Note 10 to the Company Financial Statements and the business conducted by these subsidiaries is described above. See “Directors’ Report—principal activities.”
Directors compliance policy statements
We, the directors of the company who held office at the date of approval of these Financial Statements are responsible for securing the company's compliance with its relevant obligations in relation to matters listed under section 225(2) being:
•
drawing up of a compliance policy statement setting out the company's policies (that, in our opinion, are appropriate to the company) respecting compliance by the company with its relevant obligations;

•	putting in place appropriate arrangements or structures (that, in our opinion, are) designed to secure material compliance with the company's relevant obligations; and
•	conducting a review during the financial year of any arrangements or structures that have been put in place.
Such matters were not carried out in the financial year ending June 30, 2023 because the Company was a shelf company which did not undertake any trading activities during that financial year.
Disclosure of information to the auditors
Each director has taken steps that they ought to have taken as a director in order to make themselves aware of any relevant audit information and to establish that the company's auditors are aware of that information. The directors confirm that there is no relevant information that they know of and of which they know the auditors are unaware.
Independent Auditors to continue in office
The auditors, KPMG Ireland, have indicated their willingness to continue in office in accordance with section 383(2) of the Companies Act 2014.

June 6, 2025
Dale McKee	Matti Masanovich
Director	Director

Carbon Revolution Public Limited Company
Statement of directors’ responsibilities in respect of the director’s report and the financial statements
The directors are responsible for preparing the directors’ report and the financial statements in accordance with applicable law and regulations.
Company law requires the directors to prepare financial statements for each financial year. Under that law they have elected to prepare the financial statements in accordance with FRS 102 The Financial Reporting Standard applicable in the UK and Republic of Ireland.
Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the assets, liabilities and financial position of the Company and of its profit or loss for that year.
In preparing the financial statements, the directors are required to:
•	select suitable accounting policies and then apply them consistently;
•	make judgements and estimates that are reasonable and prudent;
•	state whether applicable Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements;
•	assess the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and
•	use the going concern basis of accounting unless they either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.
The directors are responsible for keeping adequate accounting records which disclose with reasonable accuracy at any time the assets, liabilities, financial position and profit or loss of the Company and enable them to ensure that the financial statements are prepared in accordance with the applicable accounting framework and comply with the provisions of the Companies Act 2014. They are responsible for such internal controls as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities. The directors are also responsible for preparing a directors’ report that complies with the requirements of the Companies Act 2014.
The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website https://investors.carbonrev.com/. Legislation in the Republic of Ireland concerning the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
On behalf of the board

June 6, 2025
Dale McKee	Matti Masanovich
Director	Director

Independent auditor’s report to the members of Carbon Revolution Public Limited Company

KPMG Audit 1 Stokes Place St. Stephen’s Green Dublin 2 D02 DE03 Ireland

Report on the audit of the financial statements
Opinion
We have audited the financial statements of Carbon Revolution Public Limited Company (‘the Company’) for the year ended 30 June 2023, which comprise the Statement of Profit or Loss and Other Comprehensive Income, the Statement of Financial Position, the Statement of Changes in Equity, the Statement of Cash Flows and related notes, including the summary of significant accounting policies set out in note 1.
The financial reporting framework that has been applied in their preparation is Irish Law and FRS 102 The Financial Reporting Standard applicable in the UK and Republic of Ireland issued in the United Kingdom by the Financial Reporting Council.
In our opinion:
•	the financial statements give a true and fair view of the assets, liabilities and financial position of the Company as at 30 June 2023 and of its result for the year then ended;
•	the financial statements have been properly prepared in accordance with FRS 102 The Financial Reporting Standard applicable in the UK and Republic of Ireland; and
•	the financial statements have been properly prepared in accordance with the requirements of the Companies Act 2014.
Basis for opinion
We conducted our audit in accordance with International Standards on Auditing (Ireland) (ISAs (Ireland)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We are independent of the Company in accordance with ethical requirements that are relevant to our audit of financial statements in Ireland, including the Ethical Standard issued by the Irish Auditing and Accounting Supervisory Authority (IAASA), and we have fulfilled our other ethical responsibilities in accordance with these requirements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Conclusions relating to going concern
In auditing the financial statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate.
Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Company’s ability to continue as a going concern for a period of at least twelve months from the date when the financial statements are authorised for issue.
Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.
KPMG, an Irish partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG
International Limited, a private English company limited by guarantee

Other information
The directors are responsible for the other information presented in the Annual Report together with the financial statements. The other information comprises the information included in the directors’ report. The financial statements and our auditor’s report thereon do not comprise part of the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except as explicitly stated below, any form of assurance conclusion thereon.
Our responsibility is to read the other information and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge. Based solely on that work we have not identified material misstatements in the other information.
Based solely on our work on the other information undertaken during the course of the audit, we report that:
•	we have not identified material misstatements in the directors’ report;
•	in our opinion, the information given in the directors’ report is consistent with the financial statements; and
•
in our opinion, those parts of the directors’ report specified for our review, which does not include sustainability reporting when required by Part 28 of the Companies Act 2014, have been prepared in accordance with the Companies Act 2014.

Our opinions on other matters prescribed by the Companies Act 2014 are unmodified
We have obtained all the information and explanations which we consider necessary for the purposes of our audit.
In our opinion the accounting records of the Company were sufficient to permit the financial statements to be readily and properly audited and the financial statements are in agreement with the accounting records.
Matters on which we are required to report by exception
The Companies Act 2014 requires us to report to you if, in our opinion, the disclosures of directors’ remuneration and transactions required by Sections 305 to 312 of the Act are not made. We have nothing to report in this regard.
Respective responsibilities and restrictions on use
Responsibilities of directors for the financial statements
As explained more fully in the directors’ responsibilities statement set out on page 8, the directors are responsible for: the preparation of the financial statements including being satisfied that they give a true and fair view; such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Company or to cease operations, or have no realistic alternative but to do so.
Auditor’s responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (Ireland) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.
A fuller description of our responsibilities is provided on IAASA’s website at https://iaasa.ie/publications/description-of-the-auditors-responsibilities-for-the-audit-of-the-financial-statements/.

The purpose of our audit work and to whom we owe our responsibilities
Our report is made solely to the Company’s members, as a body, in accordance with Section 391 of the Companies Act 2014. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.
June 6, 2025

Michael Gibbons
for and on behalf of
KPMG
Chartered Accountants, Statutory Audit Firm
1 Stokes Place
St. Stephen's Green
Dublin 2
D02 DE03

CARBON REVOLUTION PUBLIC LIMITED COMPANY
COMPANY FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, AND 2022
STATEMENT OF PROFIT OR LOSS

Year ended June 30
	2023 Total €	2022 Total €
Profit for the year	—	—

STATEMENT OF COMPREHENSIVE INCOME

Year ended June 30
	2023 Total €	2022 Total €
Profit for the year	—	—
Other comprehensive income	—	—
Total comprehensive income	—	—

These statements should be read in conjunction with the notes to the financial statements, that are an integral part of the financial statements.

CARBON REVOLUTION PUBLIC LIMITED COMPANY
COMPANY FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, AND 2022
STATEMENT OF FINANCIAL POSITION

		As at June 30
	Note	2023 Total €	2022 Total €
Receivables from Officers	3	25,000	100

ASSETS		25,000	100

LIABILITIES		—	—

NET ASSETS		25,000	100

EQUITY
Ordinary share capital	3	25,000	100
Share premium		—	—
TOTAL EQUITY		25,000	100

These statements should be read in conjunction with the notes to the financial statements, that are an integral part of the financial statements.

June 6, 2025
Dale McKee	Matti Masanovich
Director	Director

CARBON REVOLUTION PUBLIC LIMITED COMPANY
COMPANY FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, AND 2022
STATEMENT OF CHANGES IN EQUITY

	Note	Share Premium €	Share Capital €	Total €
Balance at July 1, 2021		—	100	100
Profit for the year		—	—	—
Other comprehensive income		—	—	—

At 30 June 2022		—	100	100

Balance at July 1, 2022		—	100	100
Profit for the year		—	—	—
Other comprehensive income		—	—	—
Issue of share capital	3	—	24,900	24,900
At 30 June 2023	3	—	25,000	25,000

These statements should be read in conjunction with the notes to the financial statements, that are an integral part of the financial statements.

CARBON REVOLUTION PUBLIC LIMITED COMPANY
COMPANY FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, AND 2022
STATEMENT OF CASH FLOWS
During the current financial year ended June 30, 2023 and prior financial year ended June 30, 2022, Carbon Revolution Public Limited Company did not hold any cash or cash equivalents and had no cash flows from operating, investing or financing activities, and consequently, as such a statement of cash flows is not presented.
These statements should be read in conjunction with the notes to the financial statements, that are an integral part of the financial statements.

CARBON REVOLUTION PUBLIC LIMITED COMPANY
COMPANY FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, AND 2022
NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2023 and 2022
1.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies adopted by Carbon Revolution Public Limited Company are set out below.
i)	GENERAL INFORMATION
Carbon Revolution Limited (formerly known as Poppetell Limited) registered in Ireland on July 5, 2017, with registration number 607450 as a private limited company. On May 29, 2023, Carbon Revolution Limited reregistered as a Public Limited Company (Carbon Revolution Public Limited Company) (“the Company”) under the Companies Act 2014 in the Republic of Ireland. The registered office address of the Company is 10 Earlsfort, Dublin 2, D02 T380. The Company is a holding company as a result there were no operations or cashflows.
During the 2023 financial year Poppettell Merger Sub was incorporated in the Cayman Islands as a subsidiary of the Company. Pursuant to S301 of the Companies Act 2014, group financial statements have not been prepared as Poppettell Merger Sub is not material for the purpose of giving a true and fair view of the Company’s financial position as at June 30, 2023.
ii)	BASIS OF PREPARATION
The Company financial statements have been prepared in accordance with Financial Reporting Standard 102, The Financial Reporting Standard applicable in the UK and Republic of Ireland (“FRS 102”). The Company financial statements have been prepared under the historical cost convention except for certain warrants which are measured at fair value through profit and loss.
The financial statements were authorized for issue on June 6, 2025, by the Board of Directors of the Company.
The entity’s functional and presentational currency is Euro.
iii)	STATEMENT OF COMPLIANCE
The Company’s financial statements have been prepared on a going concern basis and in accordance with Irish GAAP (accounting standards issued by the Financial Reporting Council of the UK and the Companies Act). The entity financial statements comply with Financial Reporting Standard 102, ‘The Financial Reporting Standard applicable in the UK and Republic of Ireland’ (“FRS 102”) and the Companies Act.
iv)	FOREIGN EXCHANGE
Transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated at the rates prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss and recognized in profit or loss.
v)	ORDINARY SHARE CAPITAL
The ordinary share capital of the Company is presented as equity.
vi)	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
In the application of the Company’s accounting policies, the Directors are required to make judgments, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

CARBON REVOLUTION PUBLIC LIMITED COMPANY
COMPANY FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, AND 2022
NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2023 and 2022
vi)
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the financial year in which the estimate is revised if the revision affects only that financial year or in the financial year of the revision and future financial years if the revision affects both current and future financial years. There are no significant items recognized in the financial statements which require the use of estimates or judgments.
vii)	GOING CONCERN
The going concern basis of preparation assumes that the Group will continue in operation one year after the date these financial statements are issued and will be able to realize assets and discharge liabilities and commitments in the normal course of business. The Company financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported revenue and expenses that may be necessary if these financial statements were prepared on an alternative basis, which would be required in the event that the Group is unable to continue as a going concern.
The Company did not undertake any trading activities during the years ended June 30, 2023 and June 30, 2022 and held assets of €25,000 at June 30, 2023 and €100 at June 30, 2022. As noted below (note 7), subsequent to the end of the financial period, the Company acquired Carbon Revolution group, an Australian advanced manufacturing technology company in a merger arrangement, as a result of which, the Company became the parent of the Carbon Revolution group.
The Group expects to continue to incur net losses and negative cash flows from operating activities in accordance with its operating plan over the next twelve months from signing date. However, the Group expects that unit production costs will continue to reduce as new wheel programs are introduced and other planned efficiency measures are implemented, and the Group expects capital costs related to the capacity build of the Australian plant will reduce in the next twelve months from signing date as the current phase of capacity expansion at the Australian plant has been substantially completed.
As an early-stage growth company, the Group’s ability to access additional capital is critical to fund operating losses, finalise the development and launch of awarded wheel programs and complete the current phase of expansion of manufacturing facilities to scale up production capacity. As the Group’s current level of cash and cash equivalents and other committed funding sources are not sufficient to execute our business plan, failure to achieve management’s forecast performance or obtain additional financing will have a material, adverse impact on our business operations including developing, launching and producing new wheel programs and satisfying obligations as they become due.
The Group’s principal sources of liquidity at signing date are:
•	Ongoing support from PIUS Limited LLC and its affiliates (“PIUS”) and Orion Infrastructure Capital (“OIC”) of US$11.4 million (EUR 10.5 million), including:
•	conditional access to US$5 million (EUR 4.6 million) of capital under the OIC financing arrangements;
•	conditional access to US$0.4 million (EUR 0.4 million) of capital under the PIUS financing arrangement;
•	moving from cash paid interest to Payment in Kind (“PIK”) interest from July 2025 to December 2025, which is worth approximately US$6m (EUR 5.5 million)
•
OIC also has US$15 million (EUR 13.9 million) of further funds available for investment in the Group, currently earmarked for future expansion opportunities. If the Group did require near term assistance after exhausting all other reasonable sources of liquidity, OIC may repurpose these funds to support the Group’s short-term liquidity needs, subject to OIC’s approval at the time.

•	Its unrestricted cash balance of US$1.0 million (EUR 0.9 million) at April 30, 2025;

CARBON REVOLUTION PUBLIC LIMITED COMPANY
COMPANY FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, AND 2022
NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2023 and 2022
vii)
GOING CONCERN (continued)
•	Access to capital through the issuance of debt or equity securities via public or private placement; and
•	Access to capital under the Committed Equity Facility (“CEF”).
As a result of our recurring losses from operations, accumulated deficit and projected capital needs, significant doubt exists regarding the Group’s ability to continue as a going concern for at least one year after the issuance date of these financial statements.
The Group’s ability to continue as a going concern is contingent upon successful execution of the Group’s intended plan over the next twelve months from signing date to improve liquidity and working capital. This plan relates to initiatives that were agreed upon for the next twelve months from signing date and includes, but is not limited to:
•
Satisfying the conditions necessary to access the remaining US$5 million (EUR 4.6 million) of OIC funds and US$0.4 million (EUR 0.4 million) PIUS funds, along with moving from cash interest to PIK interest in the second half of CY25;

•	Achieving forecast production levels, sales mix and pricing;
•	Reducing unit costs, reducing fixed overheads and limiting non-contracted capital expenditures in accordance with cost reduction initiatives;
•
Securing agreement for ongoing deferral of previously agreed transaction costs deferrals from the capital reorganization amounting to a total of US$15.0 million (EUR 13.9 million). Under an agreement the Company had reached with these creditors to delay payment, US$5 million (EUR 4.6 million) was payable in November 2024, with the remainder to be paid from the proceeds of certain fundraising transactions or on a straight line basis over 5 years (depending on the option selected by the supplier). The US$5 million (EUR 4.6 million) payment was not made in November 2024 and a further US$10.0 million (EUR 9.2 million) is now payable or payable in twelve months from signing date, unless the relevant suppliers agree to or accept further deferral of the transaction costs for at least twelve months from signing date and until sufficient cashflow can be generated from operations or alternative sources of funding are obtained to pay down these debts;

•	Ongoing support from suppliers and customers in the form of favorable payment terms and bailment arrangements;
•
Successful outcome of claims which the Group has made or plans to make against customers primarily associated with ordered volumes that are below the volumes which the Company was required to build and reserve capacity for under its customer contracts, and cancellation of a wheel program; and

•	Raising capital to fund operations through the issuance of debt or equity securities via public or private placement (including through the CEF).
In addition to successfully achieving these initiatives, it is also critical that the Group complies with the New Debt PIUS loan covenants and OIC financing milestones and continues to receive support from suppliers and customers through favorable payment terms and extension of customer bailment arrangements.
Under current arrangements, the Group is due to commence making repayments of principal in relation to its loan facilities in June 2026. The Group is currently forecasting that it will not be generating sufficient cash to make these repayments and as such the repayment terms will require renegotiation of its debt financing arrangements or a new facility put in place with extended repayment terms.
There is significant doubt that the Group will be successful in achieving these initiatives.

CARBON REVOLUTION PUBLIC LIMITED COMPANY
COMPANY FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, AND 2022
NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2023 and 2022
vii)
GOING CONCERN (continued)
Furthermore, recent macroeconomic market conditions, particularly impacting automotive manufacturers in the USA and their suppliers, and the implementation of tariffs on goods imported into the USA may negatively impact the demand for the Group’s products, or its commercial arrangements with its customers which may have a detrimental effect in the Group’s operations and financial position.
There can be no assurance that the Group will be able to obtain the financing needed to achieve its goals on acceptable terms or at all. Additionally, any equity or equity linked financings would likely have a dilutive effect on the holdings of existing stockholders.
2.	REMUNERATION
The Company had no employees during the financial year. Further Directors did not receive any remuneration (2022 - €Nil).
3.	SHARE CAPITAL

Ordinary share capital: shares of €1 each	2023 Number	2023 €	2022 Number	2022 €
At 30 June 2023 (and 30 June 2022)	25,000	25,000	100	100

The Company issued 24,900 ordinary shares of €1 each on March 31, 2023, in addition to the 100 ordinary shares of €1 each issued at the date of the Company’s incorporation, resulting in Receivables from Officers of €25,000 and Ordinary Share Capital of €25,000 at 30 June 2023 (2022: €100).
The ordinary shares include the following rights: to attend any general meeting of the Company and to exercise one vote per ordinary share held at any general meeting of the Company; to participate pro rata in all dividends declared by the Company; and, in the event of the Company’s winding up, to participate pro rata in the total assets of the Company.
As outlined in note 7 the Company repurchased the issued share capital subsequent to the year end.
4.	RISK MANAGEMENT FRAMEWORK
The Directors have overall responsibility for the establishment and oversight of the Company’s risk management framework.
Credit risk
The Company has no exposure to credit risk.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its financial liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.
During the years under review, the administrative costs of the Company have been borne by an Company with common directorship (refer to note 8).
5.	CAPITAL MANAGEMENT
During the financial years ended June 30, 2023 and 2022, the capital structure of the Company consists of equity comprising ordinary share capital. During those financial years the Company was not exposed to any externally imposed capital or gearing requirements.

CARBON REVOLUTION PUBLIC LIMITED COMPANY
COMPANY FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, AND 2022
NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2023 and 2022
6.	AUDITOR REMUNERATION
The auditor’s remuneration figures presented below represent the total fees paid to KPMG exclusive of value-added tax. The 2023 fees for audit services include €17,500 relating to audit of these financial statements (2022: Nil). There were no non-audit services in 2023 or 2022.

	2023 €	2022 €
Audit services	112,136	—
Non-audit services	—	—
	112,136	—

7.	EVENTS AFTER THE REPORTING PERIOD
On September 22, 2023, the Company entered into a securities purchase agreement (Securities Purchase Agreement) and other documents with OIC Structured Equity Fund I Range, LLC and OIC Structured Equity Fund I GPFA Range, LLC (fund vehicles affiliated with OIC), as detailed in note 1.vii (Going concern).
On November 3, 2023, the Company became a co-obligor to a Joinder to Proceeds Disbursing and Security Agreement (“the agreement”) by which the Company pledged, assigned and granted a security interest in all right, title and interest in and to the collateral, whether owned at the date of the agreement or thereafter acquired.
The Company was part of a BCA with Twin Ridge Capital Acquisition Corp., a Cayman Islands based special purpose acquisition company, Poppettell Merger Sub, a Cayman Islands based subsidiary of the Company and an Australian company Carbon Revolution Limited (“Carbon Revolution”) and an accompanying scheme implementation deed (“SID”) to become publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. This provided for Carbon Revolution Limited shareholders to be issued shares in the Company, in proportion to their shares in Carbon Revolution Limited. On November 3, 2023, the arrangement was consummated and the Company began trading on the Nasdaq.
Carbon Revolution Limited (now Carbon Revolution Pty Limited) is an Australian technology company, which has successfully innovated, commercialized and industrialized the advanced manufacture of carbon fiber wheels for the global automotive industry. Carbon Revolution has progressed from single prototypes to designing and manufacturing lightweight wheels for cars and SUVs in the high performance, premium and luxury segments, for the world’s most prestigious automotive brands. Carbon Revolution Limited is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.
On November 22, 2023, the Company repurchased 25,000 ordinary shares of €1 each.
On April 10, 2024, the Company entered into an amendment to the Securities Purchase Agreement (Amended OIC Purchase Agreement) with OIC Structured Equity Fund I GPFA Range, LLC and OIC Structured Equity Fund I Range, LLC (OIC Investors). The Amended OIC Purchase Agreement amended the First Reserve Release Condition to provide for the early release of US$5 million (EUR 4.6 million) from escrow and to remove certain conditions in the Second Reserve Release Condition. Such US$5 million (EUR 4.6 million) amount was released from escrow in exchange for the issuance of Class B Preferred Shares and a warrant to purchase a number of shares equal to 7.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors. Under the Amended OIC Purchase Agreement, OIC may elect, but is not obligated, to release funds to acquire additional Preferred Shares.
On May 24, 2024 and June 21, 2024, the Company entered into further amendments to the Securities Purchase Agreement with OIC Investors, providing that all or a portion of the remaining funds held in the escrow account may be released in exchange for preferred shares issued by the Company or debt instruments issued by the Company or its subsidiaries, including Carbon Revolution Operations Pty Ltd (“Carbon Revolution Operations”), as well as

CARBON REVOLUTION PUBLIC LIMITED COMPANY
COMPANY FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, AND 2022
NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2023 and 2022
7.
EVENTS AFTER THE REPORTING PERIOD (continued)
associated warrants. Under the Securities Purchase Agreement, as amended, OIC may elect, but is not obligated, to release funds from escrow in exchange for Preferred Shares issued by the Company or debt instruments issued by the Company. Under such amendments, on such dates an aggregate US$10 million (EUR 9.3 million) was released from escrow and the Company (via Carbon Revolution Operations) issued an aggregate principal amount of additional Series 2024-A Notes to OIC. The Company also issued to the OIC Investors a warrant to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors.
On July 10, 2024, US$5 million (EUR 4.6 million) was released from escrow and the Company (via Carbon Revolution Operations) issued an aggregate principal amount of additional Series 2024-A Notes to OIC, in connection with the satisfaction of the applicable conditions for the fourth Escrow Release. The Company also issued to the OIC Investors a warrant to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.the Company received US$5 million (EUR 4.6 million) and issued an aggregate principal amount of additional Series 2024-A Notes to OIC, in connection with the satisfaction of the applicable conditions for the fourth Escrow Release. The Company also issued to the OIC Investors a warrant to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.
On July 29, 2024, US$5 million (EUR 4.6 million) was released from escrow and the Company (via Carbon Revolution Operations) issued an aggregate principal amount of additional Series 2024-A Notes to OIC in such amount. OIC waived certain conditions for the fifth Escrow Release to enable the release of funds prior to August 1, 2024 and without measurement of the Company’s performance with respect to the applicable monthly milestones for such release as of July 31, 2024. The Company also issued to the OIC a warrant to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.
On September 5, 2024, US$5 million (EUR 4.5 million) was released from escrow and the Company (via Carbon Revolution Operations) issued an aggregate principal amount of additional Series 2024-A Notes to OIC in such amount. The Company also issued to the OIC a warrant to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.
On October 30, 2024, US$5 million (EUR 4.6 million) was released from escrow and the Company (via Carbon Revolution Operations) issued a corresponding aggregate principal amount of additional Series 2024-A Notes to OIC. OIC waived one of the conditions for the release of the Seventh Escrow Release. The Company also issued to the OIC a warrant to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC. Proceeds from the OIC investment will be used to fund operations and investments in capacity in the near term.
Under an agreement the Group had previously reached relating to transaction cost deferrals from the capital reorganization with the relevant creditors, US$5 million (EUR 4.6 million) was payable on November 3, 2024, with the remainder to be paid from the proceeds of certain fundraising transactions or on a straight line basis over 5 years (depending on the option selected by the supplier). The US$5 million (EUR 4.6 million) payment was not made in November 2024 and a further US$10.0 million (EUR 9.1 million) is now payable or payable in twelve months from signing date, unless the relevant suppliers agree to or accept further deferral of the transaction costs for at least twelve months from signing date and until sufficient cashflow can be generated from operations or alternative sources of funding are obtained to pay down these debts.
On December 20, 2024, the Company and the OIC entered into Amendment No. 4 to the Securities Purchase Agreement, providing for the funding of US$25 million (EUR 24.1 million) in five tranches, each equal to US$5 million (EUR 4.8 million) and release of reserves in five tranches of US$400,000 (EUR 384,915), subject to

CARBON REVOLUTION PUBLIC LIMITED COMPANY
COMPANY FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, AND 2022
NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2023 and 2022
7.
EVENTS AFTER THE REPORTING PERIOD (continued)
satisfying certain conditions in exchange for preferred shares issued by the Company or debt instruments issued by Carbon Revolution Operations. Pursuant to other documents entered into simultaneously therewith, the OIC will purchase from Carbon Revolution Operations notes of a new series, Series 2025-A Notes. In connection with the funding of each of the five tranches of US$5 million (EUR 4.8 million) and release of reserves of US$400,000 (EUR 384,915), the Company will issue to the OIC Investors and the Existing Lenders, pro rata in proportion to the amount of their investment relative to the total amount invested by the OIC and the Existing Lenders in each tranche, penny warrants to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC.
On December 20, 2024, upon the satisfaction of the first of the release conditions, US$5 million (EUR 4.8 million) was funded in exchange for the issuance by Carbon Revolution Operations to the OIC Investors of US$5 million (EUR 4.8 million) aggregate principal amount of Series 2025-A Notes and the release from the payment reserve fund of US$400,000 (EUR 384,915) in exchange for interest thereon payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind for the benefit of the Existing Lenders. Additionally, the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC, and otherwise containing the same terms as the warrants issued to the OIC in prior reserve releases.
On January 21, 2025, upon the satisfaction of the conditions to the release of a second instalment of the aggregate of US$25 million (EUR 24.1 million) for which the conditions were agreed upon in December, US$5 million (EUR 4.8 million) was funded in exchange for interest payable thereon at the rate described above and the issuance to the OIC Investors of US$5 million (EUR 4.8 million) aggregate principal amount of Series 2025-A Notes, and the simultaneous release from the payment reserve fund of US$400,000 (EUR 386,361) as an additional term advance in exchange for interest payable thereon at the rate described above. Additionally, as required in respect of each US$5.4 million (EUR 5.2 million) tranche of funding to be released under the above amendments agreed on December 20, 2024 (incorporating US$5 million (EUR 4.8 million) released by the OIC Investors and US$400,000 (EUR 386,361) released from the payment reserve fund under the New Debt Program), the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing substantially the same terms as the warrants issued to the OIC Investors in prior reserve releases.
On March 7, 2025, upon the satisfaction of the conditions to the release of a third instalment of the aggregate of US$25 million (EUR 24.1 million) for which the conditions were agreed upon in December, US$5 million (EUR 4.6 million) was funded in exchange for interest payable thereon at the rate described above and the issuance to the OIC Investors of US$5 million (EUR 4.6 million) aggregate principal amount of Series 2025-A Notes, and the simultaneous release from the payment reserve fund of US$400,000 (EUR 370,648) as an additional term advance in exchange for interest payable thereon at the rate described above. Additionally, as required in respect of each US$5.4 million (EUR 5.0 million) tranche of funding to be released under the above amendments agreed on December 20, 2024 (incorporating US$5 million (EUR 4.6 million) released by the OIC Investors and US$400,000 (EUR 370,648 million) released from the payment reserve fund under the New Debt Program), the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing substantially the same terms as the warrants issued to the OIC Investors in prior reserve releases.
On May 09, 2025, upon the satisfaction of the conditions to the release of a fourth instalment of the aggregate of US$25 million (EUR 24.1 million) for which the conditions were agreed upon in December, US$5 million (EUR 4.6 million) was funded in exchange for interest payable thereon at the rate described above and the issuance

CARBON REVOLUTION PUBLIC LIMITED COMPANY
COMPANY FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE 2023, AND 2022
NOTES TO THE FINANCIAL STATEMENTS

JUNE 30, 2023 and 2022
7.
EVENTS AFTER THE REPORTING PERIOD (continued)
to the OIC Investors of US$5 million (EUR 4.6 million) aggregate principal amount of Series 2025-A Notes, and the simultaneous release from the payment reserve fund of US$400,000 (EUR 369,800) as an additional term advance in exchange for interest payable thereon at the rate described above. Additionally, as required in respect of each US$5.4 million (EUR 4.6 million) tranche of funding to be released under the above amendments agreed on December 20, 2024 (incorporating US$5 million (EUR 4.6 million) released by the OIC Investors and US$400,000 (EUR 369,800) released from the payment reserve fund under the New Debt Program), the OIC Investors (4.63%) and the Existing Lenders (0.37%) were issued penny warrants to purchase an aggregate number of shares equal to 5.0% of the Group’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing substantially the same terms as the warrants issued to the OIC Investors in prior reserve releases.
Since June 30, 2024, there have been a number of other amendments to the New Debt Program and OIC Financing, including changes to financial covenants under the New Debt Program and funding milestones under the OIC Financing, and there have been a number of waivers by the counterparties to the New Debt Program for various events of default, including relating to breaches of loan covenants and a milestones (or milestones) have been waived under the OIC Financing.
On May 30, 2025, the Company received a notification letter (the “Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, based upon the Company's annual report on Form 20-F for the fiscal year ended June 30, 2024 which was filed with the Securities and Exchange Commission on May 14, 2025, the Company is not in compliance with the minimum stockholder’s equity requirement for continued listing set forth in Nasdaq Listing Rule 5450(b)(1)(A), which requires companies listed on the Nasdaq Global Select Market to maintain a minimum of $10,000,000 in stockholders’ equity for continued listing, or to meet the continued listing requirements under the alternative listing standards. The Letter has no immediate effect on the listing or trading of the Company’s ordinary shares or warrants on Nasdaq. The Letter stated that, under Nasdaq rules, the Company has 45 calendar days to submit a plan to regain compliance with the above rule or with the continued listing requirements under the alternative standards, and that if a plan is submitted and accepted, Nasdaq could grant the Company an exception of up to 180 calendar days from May 30, 2025, or until November 26, 2025, to regain compliance. If Nasdaq does not accept the Company’s plan, then the Company will have the opportunity to appeal that decision to a Nasdaq hearings panel.
8.	TRANSACTIONS BORNE BY CARBON REVOLUTION
Carbon Revolution Limited paid for Director and Officer insurance in the amount of US$223,125 (translating to € 207,930) (2022 - €Nil). The Company incurred other administrative costs of €22,171 in relation to the year ended 30 June 2023 (2022 – €Nil) which Carbon Revolution Limited has paid. The Company has been advised by Carbon Revolution Limited that it will not seek recovery of these amounts.
9.	GUARANTEES, CAPITAL COMMITMENTS AND CONTINGENCIES
The Company had no guarantees in place during the financial year and there were no open capital commitments nor contingent liabilities as at 30 June, 2023 (2022: Nil).
10.	INFORMATION ABOUT SUBSIDIARIES
On November 28, 2022, the Company incorporated a 100% owned subsidiary. The subsidiary, Poppetell Merger Sub, is a dormant entity with no transactions prior to the merger with Carbon Revolution Limited, incorporated in the Cayman Island.